MOL Plc.
Finance

RECEIVED
2007 MAY 15 A 10:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

4th May, 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

07023530

SUPPL

Attention: **Special Counsel**
Office of International Corporate Finance

QT.

MOL ~~Magyar Olaj- és Gázipari Rt.~~
Rule 12g3-2(b) File No. 82-4224

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

Krisztián Hercik
Investor Relations

PROCESSED
MAY 17 2007
THOMSON
FINANCIAL

Enclosure

dw 5/16

DIVIDEND ANNOUNCEMENT OF THE BOARD OF DIRECTORS OF MOL HUNGARIAN OIL AND GAS PUBLIC LIMITED COMPANY: DIVIDENDS FOR THE 2006 FINANCIAL YEAR

Dear Shareholders,

The Annual General Meeting of MOL Hungarian Oil and Gas Company Public Limited Company. held on April 26, 2007 approved to pay a dividend of HUF 50 billion in respect of the 2006 financial year to its ordinary shares. According to the Section 227 of Act IV of 2006 (Company Act), public limited companies have to take into account the dividend payable on treasury shares, unless the articles of association regulate otherwise, as a dividend payable to shareholders entitled to receive dividend in proportion to their shareholding. Therefore, the dividend payable on 10,898,525 „A" series and 578 „C" series treasury shares held by MOL, will be paid to the shareholders entitled to receive dividends in proportion to their shareholding.

Accordingly the gross dividend is 507.96 per share.
The payment of dividend will commence on May 23, 2007

Prior to payment of the dividend, MOL will carry out a shareholder identification, based on the data of May 16, 2007 (record date). The last day of trading on the Budapest Stock Exchange for shares entitled to the dividend of 2006 financial year will be May 11, 2007 **(ex-dividend date)** in case of T+3 days settlement. Shareholders (natural persons and legal entities) will be entitled to receive the dividend if they own MOL shares at the record date, and they have been recorded as shareholders in the Share Register of the Company. **Shareholders will remain entitled to receive the dividend within a limited five-year period beginning at the starting day of the dividend payment. The Company disclaims any obligation to pay any interest on dividends paid after May 23, 2007.**

Process of dividend payment:

1. **In respect of shareholders holding their shares in a security account with a Hungarian accountkeeper, the dividend will be transferred to the security account held at the accountkeeper or to his personal bank account commencing May 23, 2007, if the above mentioned accountkeeper has transferred to KELER all data required for shareholder identification in relation to the shareholder, fully complying with all relevant KELER procedures.** If the accountkeeper cannot identify the owner of the holder of the respective shares by the given date, the accountkeeper may carry out the identification process later, according to KELER's procedures. Having obtained the missing or supplementary information, KELER determines the net dividend payable and transfers it to the account of the shareholder at its accountkeeper or to his personal bank account. Please note that in such cases KELER executes supplementary transfers only once a month and neither MOL nor KELER undertake any responsibility for any delays arising from such actions. The Company therefore kindly asks all shareholders to request their respective accountkeepers to perform the said shareholders identification appropriately and in a timely manner, and in case of doubt they should check whether the accountkeeper has all data required for the data to be supplied to KELER. The Company and KELER do not undertake any obligation for late dividend payments arising from the incomplete, unsuitable or missing information from the shareholder or its accountkeeper. Holders of deposited shares will receive their tax certificates by post depending on the time needed for data processing.

2. **In case of DR holders**, dividends will be transferred by KELER through the domestic custodian bank (UniCredit Bank Hungary) to the shareholders through The Bank of New York (the DR issuer). In the event of any question, we would kindly ask holders of DRs to contact The Bank of New York (101 Barclay Street, 22 West New York, NY 10286, phone: 1 212 815 3503 fax: 1 212 571 3050) the Depository for MOL's DR programmes, or its Hungarian Custodian Bank UniCredit Bank Hungary, Department of Deposits at 1054 Budapest, Szabadság tér 5-6, phone: (361) 301 1941.

3. **In case of shares introduced to the Warsaw Stock Exchange** the accountkeeper have to identifies our shareholders via Polish Clearing House (KDPW) and the money transfer is came via KDPW also. In point of these shares the Company pay the dividend in HUF, the exchange is the shareholder task.

We kindly call the attention of the shareholders to the following:

For private individuals having foreign domicile the dividend is therefore payable to those who can present their name, address, mother name, date of birth, name given in birth certificate, sex, and nationality via their accountkeeper. As a base case, according to point (7) of Section 66 of Personal Income Tax Act, 10% withholding tax will be deducted from the dividend.

For legal entities having foreign domicile the dividend is therefore payable only in cases, if it can be stated unequivocally that the shareholder is a legal entity having foreign domicile. In this case the dividend will be paid without TAX deduction.

For entities represented by a Nominee, as a base case 10% withholding tax will be deducted from the dividend. If the Nominee declares in a document signed properly, prepared in Hungarian or English and Hungarian language, on the number of shares owned by the legal entities it represents, no tax has to be withheld from the dividend payable on these shares. If the Nominee, according to its declaration, represents private individuals having Hungarian domicile, such individuals have to be identified with the mandatory information content applicable for Hungarian private individuals, and the withholding tax applicable on them have to be deducted. At the payment of the dividend, the Company applies the rules described in Section 9 of Schedule 4 of the Act XCII of 2003 on tax administration.

Shareholders who have not yet received dividend in respect of the 2002, 2003, 2004, and 2005 business years, may claim their dividend through their accountkeeper. Dividends in respect of 2001 – with respect to the elapse of the 5 year forfeiture period – may be claimed up to June 30, 2007. In case of dividend received in respect of a previous year, the Company does not have to pay interest for the period elapsed since the commencement date of the dividend.

In case of dividend in respect of years before 2006:

- For private individuals having foreign domicile:
  Pursuant to inter-state treaties on avoidance of double taxation, a preferred tax rate may be applicable on shareholders with domicile of such countries in accordance with the general Tax Office license issued for MOL, if the shareholder delivers, through KELER., the certificate verifying his foreign domicile to the bank that pays the dividend, also the beneficiary document subject to the provisions of the relevant inter-state treaty, as well as the authentic Hungarian translation thereof, issued in the year of dividend payment. In the absence of such certificate of residence or any double taxation treaty between Hungary and the respective country, the applicable withholding tax is 25%. Such certificates of residence are individually evaluated. Please allow for due process time by the company.
- For legal entities having foreign domicile the dividend will be paid without TAX deduction:

The Board of Directors of
MOL Hungarian Oil and Gas Public Limited Company

END